Patient Safety Technologies, Inc.
27555 Ynez Road
Suite 330
Temecula, CA 92591
(951) 587-6201

November 13, 2007

VIA EDGAR, AND FAX
Tim Buchmiller
Senior Attorney
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Fax: 202-772-9218

Re:	Patient Safety Technologies, Inc. Annual Report on Form K-A For the fiscal year ended December 31, 2006 Filed May 16, 2007 File No. 001-09727

Dear Mr. Buchmiller:

The following response addresses the comment of the reviewing Staff of the Commission as set forth in a comment letter dated October 15, 2007 regarding the above-referenced filing of Patient Safety Technologies, Inc. (the “Company”). We respond as follows.

1.	Please provide us with a detailed analysis as to whether the Company or any of its subsidiaries was an investment company as of June 30, 2007.

Response

At June 30, 2007, the Company had two wholly-owned subsidiaries: (1) SurgiCount Medical, Inc. (“SurgiCount”), a California corporation; and (2) Automotive Services Group, Inc. (“Automotive Services Group”), a Delaware corporation.

From an ownership perspective the only assets not owned directly by the Company is the Company’s 100% ownership interest in Automotive Services Group, LLC (“ASG”), which is owned by Automotive Services Group.

The Company’s Subsidiaries are not Investment Companies.

SurgiCount is not an investment company as defined in Sections 3(a)(1)(A) and (C) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) because it neither engages nor proposes to engage in the business of investing,

Securities and Exchange Commission
November 13, 2007

reinvesting, owning, holding, or trading in securities, and does not own or propose to acquire investment securities having a value exceeding 40 percent of the value of such issuer's total assets (exclusive of government securities and cash items) on an unconsolidated basis.

SurgiCount holds itself out as an operating company. It is engaged primarily in the business of providing medical product and health care services to its customers. The value of the investment securities held by SurgiCount is zero.

Automotive Services Group is not an investment company as defined in Sections 3(a)(1)(A) and (C) of the Investment Company Act because it neither engaged nor proposed to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and did not own or propose to acquire investment securities having a value exceeding 40 percent of the value of such issuer's total assets (exclusive of government securities and cash items) on an unconsolidated basis.

Automotive Services Group held itself out as an operating company. During the period from June 29, 2007 to August 13, 2007, Automotive Services Group sold all the assets held by its wholly-owned subsidiary, ASG. Prior to the sale of assets it was engaged primarily, through ASG, in the business of developing and operating automated car wash sites. The value of the investment securities held by Automotive Services Group is zero.

The Company is not an Investment Company.

As of June 30, 2007, the Company was not an “investment company” within the meaning of the Investment Company because it neither met the “subjective test” in Section 3(a)(1)(A) of the Investment Company Act (i.e., it did not hold itself out as being engaged, or preparing to engage in the business of investing or reinvesting in or trading in securities) nor the “40 percent test” of Section 3(a)(1)(C) of the Investment Company Act. With respect to the subjective test, the Company currently is primarily engaged in the acquisition of controlling interests in companies and research and development of products and services focused on the health care and medical products field, particularly the patient safety markets. The Company intends to continue to operate, and to hold itself out, as a business, operating other than through investing and reinvesting in securities.

Securities and Exchange Commission
November 13, 2007

With respect to the “40 percent test”, as of June 30, 2007, the Company’s total assets were as follows:

Cash and cash equivalents (including restricted cash)	$401,284
Accounts receivable	216,859
Inventories	28,955
Prepaid expenses	271,068
Assets held for sale, net	1,696,945
Other current assets	13,420

TOTAL CURRENT ASSETS	$2,628,531

Restricted certificate of deposit	$87,500
Notes receivable	153,668
Property, plant and equipment, net	457,882
Goodwill	1,762,527
Patents, net	3,926,379
Long-term investments	1,430,564

TOTAL ASSETS	$10,447,051

Of the $10,447,051, $488,784 consists of “government securities and cash items” within the meaning of Section 3(a)(1)(C)(2) of the Investment Company Act and thus is excluded from “Total Assets” for purposes of determining the status of the Company under the 40 percent test.

Accordingly, for purposes of the 40 percent test, the total assets of the Company as of June 30, 2007 were $10,447,051 - $488,784, or $9,958,267.

As of June 30, 2007, the only asset of the Company that represents “investment securities” within the meaning of Section 3(a)(2) of the Investment Company Act is our investment in Series F Convertible Preferred Stock of Alacra Corporation, valued at $1,000,000.

In view of the foregoing, the percentage of the Company’s assets as of June 30, 2007 representing investment securities was 9.57% ($1,000,000/$10,447,051), or taking into consideration the Company’s cash balance of $488,784, 10.04% ($1,000,000/$9,958,267).

In responding to your comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission form taking any action with respect to the filing; and (iii) the Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
November 13, 2007

We trust that the foregoing appropriately addresses the issues raised by the comments issued by the Staff on October 15, 2007. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ William B. Horne
William B. Horne